

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2023

Timothy Matthews
Principal Executive Officer
XCPCNL Business Services Corp
4182 Clemmons Rd., Suite 289
Clemmons, NC 27012

> **Re: XCPCNL Business Services Corp**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 4**
> **Filed February 7, 2023**
> **File No. 024-11707**

Dear Timothy Matthews:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cara Wirth at (202) 551-7127 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services